SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Date: December 11, 2009

Commission file number 1-14748

OPEN JOINT STOCK COMPANY OF
LONG DISTANCE AND INTERNATIONAL
TELECOMMUNICATIONS ROSTELECOM
Doing Business as

ROSTELECOM
(Translation of registrant’s name into English)

THE RUSSIAN FEDERATION
(Jurisdiction of organization)

14, 1st TVERSKAYA-YAMSKAYA ST.
125047 MOSCOW, RUSSIA
(Address of principal executive offices)

Registrant’s telephone number, international: +7 499 973 9940

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                      Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                              No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

On December 11, 2009, Open Joint Stock Company Long Distance and International Telecommunications “Rostelecom” announced that its Board of Directors has decided to voluntarily delist its American Depositary Receipt (“ADR”) program from the New York Stock Exchange (the “NYSE”), and deregister and terminate its reporting obligations under the Securities Exchange Act of 1934 (the “Exchange Act”).

For any questions please contact Pavel A. Nezhutin, Corporate Secretary, by phone at +7 499 973 9940, by facsimile at +7 499 973 1055 or by e-mail at pnezhutin@rt.ru.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 11, 2009	By:	/signed/ Anton Yu. Kolpakov
	Name:	Anton Yu. Kolpakov
	Title:	General Director

EXHIBIT INDEX

The following exhibit has been disclosed as a part of this Form 6-K:

Exhibit Number	Description

99.1.	Press release announcing the decision to delist from NYSE and deregister with the SEC.
99.2.	Resolution of the Board of directors regarding the delisting from NYSE and deregistration with the SEC.